SEC Mail Processing Section
FEB 26 2010
Washington, DC
122

10026119

SECURITIES A N
W

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-40985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNBS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7200 West 132nd Street, Suite 240
(No. and Street)

Overland Park, KS 66213
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas P. Richardson (913) 402-2631
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

555 17th Street, Suite 1000 Denver, Colorado 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas P. Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNBS, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CINDY A. MEAD
Notary Public – State of Kansas
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Signature

EVP/CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

CNBS, LLC

Financial Report
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Managing Members
CNBS, LLC
Overland Park, Kansas

We have audited the accompanying statement of financial condition of CNBS, LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CNBS, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Denver, Colorado
February 19, 2010

CNBS, LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	1,419,172
Receivables		
Clients		29,369
Accrued interest and other		496
Total receivables		29,865
Deferred compensation plan trust, at fair value		857,837
Securities owned, at fair value		347,135
Fixed assets, at cost, net of accumulated depreciation		16,575
Prepaid expenses		111,122
Total assets	$	2,781,706
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	119,519
Deferred compensation plan		896,194
Total liabilities		1,015,713
Members' equity		1,765,993
Total liabilities and members' equity	$	2,781,706

See notes to statement of financial condition.

Note 1. Nature of Operations

CNBS, LLC (the Company) is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker-dealer and investment adviser. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Municipal Securities Rulemaking Board (MSRB). The Company provides fixed income securities transactions and investment advisory services to domestic financial and other institutional investors.

Note 2. Summary of Significant Accounting Policies

Securities transactions: Securities transactions are recorded on a settlement date basis, generally within three business days after the trade date, with related transaction revenue recorded on a settlement date basis, which approximates the trade date. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty of the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered. The failed security transactions are recorded as receivables from and payables to broker-dealers and clients on the Statement of Financial Condition.

Securities owned are recorded at fair value. Securities owned as of December 31, 2009 consists of certificates of deposit, money market accounts, and government agency securities.

Fixed assets: Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to five years.

Income taxes: The Company is a limited liability company, whereby income/loss passes through to the members and is taxed at their respective rates.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2006.

Use of estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2009, cash equivalents include money market accounts.

Note 2. Summary of Significant Accounting Policies (Continued)

Accounts receivable: Accounts receivable are stated at the amounts billed to clients and are ordinarily due when invoiced. Delinquent receivables are written off based on an individual credit evaluation and specific circumstances of the client.

Fair value measurements: Effective January 1, 2008, the Company adopted Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under ASC 820 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities, and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices. Fair value of non-exchange-traded contracts is based on third party quoted dealer values on the Interbank market. These financial instruments are classified as Level 1 in the fair value hierarchy.

Note 2. Summary of Significant Accounting Policies (Continued)

Fair value measurement (Continued): Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price, except for short sales positions and call options written, for which the last quoted ask price is used. Warrants are recorded at fair value, which is based on the sum of the amount, if any, by which the estimated fair value of the underlying securities exceeds the exercise price of the warrants plus the amount of the fair value of the option feature of the warrant. Government-sponsored enterprises and commercial paper are stated at cost plus accrued interest, which approximates fair value. Short-term notes are stated at amortized cost, which approximates fair value. These financial instruments are classified as Level 2 in the fair value hierarchy.

Restricted securities and other securities for which quotations are not readily available are valued at fair value as determined by management. Investments in investment partnerships are valued at fair value based on the applicable percentage ownership of the investment partnerships' net assets as of the measurement date, as determined by management. In determining fair value, management utilizes valuations provided by the investment partnerships. The investment partnerships value securities and other financial instruments on a fair value basis of accounting. The estimated fair values of certain investments of the investment partnerships, which may include private placements and other securities for which prices are not readily available, are determined by the general partner or sponsor of the respective investment partnerships and may not reflect amounts that could be realized upon immediate sale, nor amounts that ultimately may be realized. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments. The fair value of the Company's investments in investment partnerships generally represents the amount the Company would expect to receive if it were to liquidate its investment in the other investment partnerships, excluding any redemption charges that may apply. These financial instruments are classified in Level 3 of the fair value hierarchy.

Subsequent events: We have performed an evaluation of events that have occurred subsequent to December 31, 2009 and as of February 19, 2010, the date on which the statement of financial condition was issued. There have been no subsequent events that have occurred during such period that would require disclosure in the statement of financial condition or would be required to be recognized in the statement of financial condition as of December 31, 2009.

Note 3. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Deferred compensation plan trust:				
Certificates of deposit	$ 856,626	$ -	$ 856,626	$ -
Cash equivalents	1,211	1,211	-	-
Total	$ 857,837	$ 1,211	$ 856,626	$ -
Securities owned:				
Certificates of deposit	$ 50,973	$ -	$ 50,973	$ -
Debt securities	99,058	99,058	-	-
Cash equivalents	197,104	197,104	-	-
Total	$ 347,135	$ 296,162	$ 50,973	$ -

Note 4. Fixed Assets

The major categories of fixed assets and accumulated depreciation at December 31, 2009 are summarized as follows:

Computer hardware and software	$ 438,615
Furniture and equipment	122,495
Total fixed assets	561,110
Accumulated depreciation	(544,535)
Fixed assets, net	$ 16,575

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items in the Formula for Reserve Requirements. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debit balances. At December 31, 2009, the Company had net capital of $1,190,085, which was $940,085 in excess of its required net capital of $250,000.

Note 6. Deferred Compensation Plan

The Company has a deferred compensation agreement with its President that provides for annual payments beginning in 2012 for ten years. The Company accrues the present value of the total estimated deferred compensation using the straight-line method over the remaining years to the full eligibility date.

The Company has established a trust for the purpose of funding future obligations under the deferred compensation plan. The trust as of December 31, 2009 consisted primarily of certificates of deposit and is valued at market value. These funds are to be used exclusively for the purpose of the deferred compensation agreement, subject to claims of general creditors in the event of insolvency. During the year ended December 31, 2009, the Company made contributions to the trust in the amount of $98,000.

Note 7. Concentration of Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2009 is not expected to have a material adverse effect on the financial condition of the Company.

As a securities broker-dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair counterparty's ability to satisfy its obligations to the Company.

At December 31, 2009, the Company's cash accounts at a financial institution exceeded federally insured limits of $250,000 by approximately $321,700. Cash of $60,201 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Segregated cash is included in cash and cash equivalents presented on the statement of financial condition as of December 31, 2009.

Note 8. Commitments

As a source of liquidity, the Company has entered into a Master Repurchase Agreement with a financial institution whereby the Company may sell securities to the financial institution under an agreement to repurchase substantially the same securities at a later date. As of December 31, 2009, no amounts were outstanding under this facility. During 2009, the Company conducted thirty transactions under this agreement at an average balance of approximately $1,485,000.

As a source of liquidity, the Company has entered into an arrangement with an independent financial institution whereby the institution will extend credit to the Company in the amount up to $4 million. All advances under this agreement shall be secured by assets controlled by the Company, bear a rate of interest as determined by the lender and, unless otherwise requested by the Company, be for a period of one day. During 2009, the Company did not access the line of credit. On January 25, 2010, the agreement was terminated.

The Company has entered into noncancellable operating leases for office space and certain office equipment. As of December 31, 2009, the future minimum rental payments are as follows:

2010	$	112,123
2011		114,411
2012		114,411
2013		45,858
Total	$	386,803